SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Agora, Inc.
(Name of Issuer)

Class A ordinary shares, par value $0.0001 per share
(Title of Class of Securities)

00851L103**
(CUSIP Number)

December 31, 2021
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)
☐ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 5 Pages)

______________________________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

**There is no CUSIP number assigned to the Class A Ordinary Shares. CUSIP number 00851L103 has been assigned to the American Depositary Shares ("ADSs") of the Company, which are quoted on The Nasdaq Global Select Market under the symbol "API." Each ADS represents four (4) Class A Ordinary Shares.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00851L103	13G	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON HHLR Advisors, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 20,000,000 Class A Ordinary Shares
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 20,000,000 Class A Ordinary Shares
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,000,000 Class A Ordinary Shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.8%
12	TYPE OF REPORTING PERSON IA

CUSIP No. 00851L103	13G	Page 3 of 5 Pages

Item 1(a).	NAME OF ISSUER
The name of the issuer is Agora, Inc. (the "Company").

Item 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES
The Company's principal executive office is located at Floor 8, Building 12, Phase III of ChuangZhiTianDi, 333 Songhu Road, Yangpu District, Shanghai, People’s Republic of China.

Item 2(a).	NAME OF PERSON FILING
This Schedule 13G is filed by HHLR Advisors, Ltd., an exempted Cayman Islands company ("HHLR" or the "Reporting Person"), with respect to the Class A Ordinary Shares (as defined in Item 2(d) below) represented by ADSs held by HHLR Fund, L.P. ("HHLR Fund") and YHG Investment, L.P. ("YHG", together with HHLR Fund, the "Hillhouse Entities"). HHLR acts as the sole investment manager of each of HHLR Fund and YHG. HHLR is hereby deemed to be the sole beneficial owner of, and to solely control the voting and investment power of, the Class A Ordinary Shares represented by ADSs held by the Hillhouse Entities.

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE
The address of the business office of the Reporting Person is Office #122, Windward 3 Building, Regatta Office Park, West Bay Road, Grand Cayman, Cayman Islands, KY1-9006.

Item 2(c).	CITIZENSHIP
Cayman Islands

Item 2(d).	TITLE OF CLASS OF SECURITIES
Class A ordinary shares, par value $0.0001 per share (the "Class A Ordinary Shares").

Item 2(e).	CUSIP NUMBER
There is no CUSIP number assigned to the Class A Ordinary Shares. CUSIP number 00851L103 has been assigned to the ADSs.

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO Rules 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:
	(a)	☐	Broker or dealer registered under Section 15 of the Act;
	(b)	☐	Bank as defined in Section 3(a)(6) of the Act;
	(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;
	(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;
	(e)	☒	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

CUSIP No. 00851L103	13G	Page 4 of 5 Pages

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: _______________________________________

Item 4.	OWNERSHIP
The percentage set forth in this Schedule 13G is calculated based upon an aggregate of 347,302,624 Class A Ordinary Shares reported to be issued and outstanding as of December 31, 2020, as reported in the Company's Form 20-F filed with the Securities and Exchange Commission on March 26, 2021.

The information required by Items 4(a) - (c) is set forth in Rows 5 - 11 of the cover page for the Reporting Person and is incorporated herein by reference.

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS
Not applicable.

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON
See Item 2.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON
Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP
Not applicable.

Item 9.	NOTICE OF DISSOLUTION OF GROUP
Not applicable.

Item 10.	CERTIFICATION
The Reporting Person hereby makes the following certification:

By signing below the Reporting Person certifies that, to the best of its knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 00851L103	13G	Page 5 of 5 Pages

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATE: February 14, 2022

HHLR ADVISORS, LTD.

/s/ Richard A. Hornung
Name: Richard A. Hornung
Title: General Counsel and Chief Compliance Officer